Exhibit 99.1

Hisense Releases Dual-core Android 4.0 Smartphone with

Spreadtrum TD-SCDMA Chip

“Nuclear power” T96 priced at only RMB1199

SHANGHAI, CHINA - August 6, 2012 - Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in 2G, 3G and 4G wireless communications standards, today announced that the Hisense T96 for China Mobile, which is a dual-core smartphone with Android 4.0 using Spreadtrum's TD-SCDMA modem, the SC8803G, and RF transceiver, the SR3200, is now commercially available at a price of only RMB1199.

Hisense “nuclear power” T96 is the first dual-core TD smartphone with a 4.0-inch screen and Android 4.0 for China Mobile with a price just over RMB1000. T96 integrates a 1GHz dual-core processor, an independent GPU and is equipped with the latest Android 4.0 software, a stylish UI interface and supports 1080p HD video playback. This product offering enriches and enhances the TD-SCDMA smartphone experience, providing China Mobile's consumers with a high quality experience while setting a new price standard for TD dual-core smartphones.

Dr. Leo Li, Spreadtrum's president and CEO, said, “Supporting the rapid development of the domestic 3G smartphone market, Hisense has now released this dual-core high performance smartphone with Android 4.0 for China Mobile consumers. We are pleased to support Hisense and the development of the domestic 3G industry with our TD-SCDMA modem technology.”

Mr. Yang Wenlin, General Manager of Hisense (Qingdao) Co,.Ltd, said, “Spreadtrum has an excellent ability in chip design and provides us with cost-effective products The release of the Hisense T96 marks Hisense together with Spreadtrum's deepening cooperation with China Mobile. In the future, Hisense will continue to improve the consumers’ experience, promoting 3G development of the Chinese market with outstanding performance of our products.”

About Spreadtrum Communications, Inc.

Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum") is a fabless semiconductor company that develops mobile chipset platforms for smartphones, feature phones and other consumer electronics products, supporting 2G, 3G and 4G wireless communications standards. Spreadtrum's solutions combine its highly integrated, power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling customers to achieve faster design cycles with a lower development cost. Spreadtrum's customers include global and China-based manufacturers developing mobile products for consumers in China and emerging markets around the world. For more information, visit www.spreadtrum.com.

Exhibit 99.1

About Hisense Communication:

Qingdao Hisense Communication Co., Ltd. is one of the largest mobile terminal solution suppliers in China. The product line-up includes mobile handsets, Linux OS Smartphones, wireless modules, PC cards and industry customized terminal products based on the prevailing telecommunication technologies, such as CDMA, 1X/EVDO, GMS/GPRS, and TD-CDMA. Hisense Communication is a subsidiary of Hisense Group, which is a multibillion dollar global conglomerate with workforce over 60,000 worldwide. Hisense is recognized as a world leading provider of flat panel TVs, household appliances and mobile communications and its products are sold in 130 countries and regions throughout the world. For more information, please visit: http://www.hisense.com.

Safe Harbor Statement:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding Hisense T96's ability to enrich and enhance the TD-SCDMA smartphone experience; and Hisense's expectation that it will continue to improve the consumers' experience, promoting 3G development of the Chinese market with outstanding performance of its products. The Company uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for smartphones; market acceptance of Hisense T96; the state of and any change in the Company's relationship with Hisense; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC") and the annual report on Form 20-F filed on April 10, 2012, especially the section under "Risk Factors" and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

Contact: Diana Jovin, ir@spreadtrum.com, +1 650-308-8148